UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                              SCHEDULE 13D


                Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*


                    United States Filter Corporation
                            (Name of Issuer)

                 Common Stock, par value $.01 per share
                     (Title of Class of Securities)

                                 911843
                             (CUSIP Number)

    Treasurer, Aluminum Company of America, 425 Sixth Avenue,
              Pittsburgh, PA 15219-1850  (412) 553-3578
  (Name, Address and Telephone Number of Persons Authorized to
                 Receive Notices and Communications)

                            February 28, 1996
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box     /      /.

Check the following box if a fee is being paid with the state-
ment   /    /.  (A fee is not required only if the reporting
person: (1) has a previous statement on file reporting benefi-cial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five per-cent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D
CUSIP No. 911843

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Alcoa Securities Corporation
---------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a)  /     /
    (b)  /     /
---------------------------------------------------------------
3.  SEC USE ONLY

---------------------------------------------------------------
4.  SOURCE OF FUNDS*

      00
---------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d)OR 2(E)

        /     /
---------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
---------------------------------------------------------------
                  7.  SOLE VOTING POWER
  NUMBER OF
   SHARES        ----------------------------------------------
 BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY
    EACH              1,320,000
  REPORTING      ----------------------------------------------
   PERSON         9.  SOLE DISPOSITIVE POWER
    WITH
                 ----------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                        1,320,000
---------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,320,000
---------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*

       /    /
---------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.9%
---------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

      CO: HC
---------------------------------------------------------------
        *SEE INSTRUCTIONS BEFORE FILLING OUT SCHEDULE 13D

CUSIP No. 911843

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Aluminum Company of America
---------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a)  /     /
    (b)  /     /
---------------------------------------------------------------
3.  SEC USE ONLY

---------------------------------------------------------------
4.  SOURCE OF FUNDS*

      00
---------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d)OR 2(E)

        /     /
---------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      Commonwealth of Pennsylvania
---------------------------------------------------------------
                  7.  SOLE VOTING POWER
  NUMBER OF
   SHARES       -----------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY
    EACH              1,320,000
  REPORTING     -----------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER
    WITH
                -----------------------------------------------
                 10. SHARED DISPOSITIVE POWER

                        1,320,000
---------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,320,000
---------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*

       /    /
---------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.9%
---------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

      CO
---------------------------------------------------------------
        *SEE INSTRUCTIONS BEFORE FILLING OUT SCHEDULE 13D

                United States Filter Corporation


     Introduction

     This statement on Schedule 13D reflects the conversion by Alcoa Securities Corporation, a Delaware corporation ("Alcoa Securities"), of 880,000 shares (the "Preferred Shares") of Series A Voting Cumulative Convertible Preferred Stock, par value $.01 per share ("Series A Preferred Stock") of United States Filter Corporation, a Delaware corporation (the "Issuer") into 1,320,000 shares of Common Stock of the Issuer (the "Common Stock"). Alcoa Securities is a wholly-owned subsidiary of Aluminum Company of America, a Pennsylvania corporation ("Alcoa"). Alcoa Securities is, therefore, directly controlled by Alcoa. Alcoa Securities and Alcoa are sometimes hereinafter collectively referred to as the "Reporting Companies." As a result of the conversion, the Reporting Companies ceased to be the beneficial owner of the Preferred Shares and do not beneficially own more than five percent of the Common Stock. The conversion took place in accordance with the original terms of the Series A Preferred Stock.

     The Reporting Companies hereby amend their report on
Schedule 13D dated January 6, 1992 as follows:

     Item 5.  Interest in Securities of the Issuer

     Item 5 is hereby amended and restated in its entirety as follows:

     a. and b. The Reporting Companies acquired on January 6, 1992, a total of 880,000 shares of Series A Preferred Stock of the Issuer, representing 100% of the issued and outstanding shares of Series A Preferred Stock and approximately 16.10% of all outstanding capital stock of the Issuer at that time.
On February 28, 1996, the Reporting Companies converted the Preferred Shares into shares of Common Stock. The shares of Common Stock represent approximately 4.9% of the outstanding shares of Common Stock of the Issuer.
     c. The Reporting Companies, on February 28, 1996, con-verted 880,000 shares of Series A Preferred Stock into 1,320,000 shares of Common Stock.
     d.  Not applicable
     e. The Reporting Companies ceased to be the beneficial owner of more than five percent of the Common Stock on February 28, 1996.

                           SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned Reporting Companies certify that the information set forth in this statement is true, complete and correct.

                              ALCOA SECURITIES CORPORATION


                              By: /s/John E. Wilson, Jr.
                                  John E. Wilson, Jr.
                                  President and Treasurer

                              Date:  March 7, 1996


                              ALUMINUM COMPANY OF AMERICA


                              By: /s/Barbara Jeremiah
                                  Barbara Jeremiah
                                  Secretary

                              Date:  March 7, 1996